As filed with the Securities and Exchange Commission on May 3, 2006
Registration No. --------

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ELGRANDE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	88-0409024
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1450 Kootenay Street, Vancouver, B.C.
V5K4R1 Canada
(Address of principal executive offices)

The Elgrande International, Inc.
2006 Stock Option Plan
(Full title of the plan)

Michael F. Holloran
President and Chief Executive Officer
Elgrande International, Inc.
1450 Kootenay Street
Vancouver, B.C.
V5K4R1 Canada
(Name and address of agent for service)

(604) 689-0808
(Telephone number, including area code of Agent for Service)

Copies to:
Michael J. Morrison, Esq.
1495 Ridgeview Drive, Suite 220
Reno, Nevada 89509
(775) 827-6300

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price*	Amount of Registration Fee
Common Stock, $.001 Par Value Per Share	18,000,000 shs	$.013	$234,000	$25.04

(*)Pursuant to Rule 457(h)(1), under the Securities Act of 1933, computed on the basis of the average of the high and low prices of the Common Stock as reported in the over-the-counter market on May 1, 2006

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1: PLAN INFORMATION.

     Not applicable.

ITEM 2: REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.

     Not applicable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), File No. 000-28195, are hereby incorporated by reference in this Registration Statement:

     1. Amendment No. 1 to the Company's Annual Report on Form 10-KSB under the Exchange Act, as filed with the Commission on September 6, 2005.

     2. The Company's Registration Statement on Form 10-SB under the Exchange Act, as filed with the Commission on February 2, 1999, together with Amendment No. 1 thereto, filed with the Commission on April 21, 1999, and the description of common stock set forth therein, including any amendments or reports filed for the purpose of updating such description.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and made a part hereof from the date of the filing of such documents.

ITEM 4.   DESCRIPTION OF SECURITIES

     Not Applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

     Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 78 – Private Corporations of Title 7 of the Nevada Revised Statutes (the "Act") including sections 78.751 and 78.7502, permits, in general, a Nevada corporation to indemnify any person who was or is a party to an action or proceeding by reason of the fact that he or she was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding including the estimated expenses of litigating the proceeding to conclusion and the expenses, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith, for a purpose he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition had no reasonable cause to believe that his or her conduct was unlawful. The Act permits the corporation to pay in advance of a final disposition of such action or proceeding the expenses incurred in defending such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount as, and to the extent, required by statute. The Act provides that the indemnification and advancement of expense provisions contained in the Act shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8.   EXHIBITS

Exhibits

3.1	Articles of Incorporation of the Company, as currently in effect, incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form 10-SB filed with the Commission on February 2, 1999.
3.11	By-Laws of the Company, incorporated herein by reference to Exhibit 3.11 to the Company's Registration Statement on Form 10-SB filed with the Commission on February 2, 1999.
4.12*	Elgrande International, Inc. 2006 Stock Option Plan.
5.1*	Opinion of Michael J. Morrison Esq., counsel to the Company, regarding the legality of the Common Stock being registered.
23.1*	Consent of Williams & Webster, P.S.

----
* Filed herewith.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Certificate of Incorporation or By-Laws, by contract, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, on May 3, 2006.

ELGRANDE INTERNATIONAL, INC.
(Registrant)

By: /s/ Michael F. Holloran

Title: President, Chief Executive Officer,
        Principal Financial Officer and Director

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Titles	Date
/s/Murat Erbatur	Secretary and Director	May 3, 2006

Murat Erbatur		

INDEX TO EXHIBITS

4.12   Elgrande International,Inc. 2006 Stock Option Plan.

5.1   Opinion of Michael J. Morrison, Esq., counsel to the Company,
                regarding the legality of the Common Stock being registered.

23.1   Consent of Williams & Webster, P.S.

ELGRANDE INTERNATIONAL, INC.

2006 STOCK OPTION PLAN

1.   Purpose of the Plan

        The purpose of the Elgrande International, Inc. 2006 Stock Option Plan is to provide for a plan pursuant to which the Board of Directors of Elgrande International, Inc., a Nevada corporation, can issue stock as compensation for services rendered or to be rendered by eligible Participants (as defined below).

2.   Definitions

        Wherever the following capitalized terms are used in this Plan, they shall have the meanings specified below:

        (a) "Award" means a grant of Common Stock to a Participant under the Plan including, without limitation, a Restricted Stock Award.

        (b) "Award Agreement" means an agreement entered into between the Corporation and a Participant setting forth the terms and conditions of an Award granted to a Participant.

        (c) "Board" means the Board of Directors of the Corporation.

        (d) "Common Stock" means the common stock of the Corporation.

        (e) "Corporation" means Elgrande International, Inc., a Nevada corporation.

        (f) "Date of Grant" means the date on which an Award under the Plan is made by the Board, or such later date as the Board may specify to be the effective date of the Award.

        (g) "Effective Date" means the Effective Date of this Plan, as defined in Section 8.1 hereof.

        (h) "Eligible Person" means any person who is an employee of or consultant or advisor to the Corporation and who provides bona fide services for the Corporation, where the services are not in connection with the offer or sale of securities in a capital raising transaction and where the services do not directly or indirectly promote or maintain a market for the Corporation's Common Stock. In no case shall an Award be made under the Plan where the Common Stock granted in the Award is not eligible for registration pursuant to Form S-8 (or any successor form promulgated for the same general purposes by the Securities and Exchange Commission) under the Securities Act of 1933, as amended.

        (i) "Fair Market Value" of a share of Common Stock as of a given date means the value as determined by the Board based on the recent trading history of the Common Stock in the over-the-counter market or, if the Common Stock is not traded in the over-the-counter market, the value as determined in good faith by the Board.

        (j) "Participant" means any Eligible Person who holds an outstanding Award under the Plan.

        (k) "Plan" means the Elgrande International, Inc. 2006 Stock Option Plan as set forth herein, as it may be amended from time to time.

        (l) "Restricted Stock Award" means an award of restricted stock under Section 6 hereof entitling a Participant to shares of Common Stock that are nontransferable and subject to forfeiture until specific conditions established by the Board are satisfied.

3.   Shares of Common Stock Subject to the Plan

        3.1. Number of Shares. Subject to the following provisions of this Section 3, the aggregate number of shares of Common Stock that may be issued pursuant to all Awards under the Plan is 18,000,000 shares of Common Stock. The shares of Common Stock to be delivered under the Plan will be made available from authorized but unissued shares of Common Stock or issued shares that have been reacquired by the Corporation. To the extent that any Restricted Stock Award payable in Common Stock is forfeited, cancelled, returned to the Corporation for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made thereunder, shares of Common Stock covered thereby will no longer be charged against the foregoing maximum share limitations and may again be made subject to Awards under the Plan pursuant to such limitations.

        3.2. Adjustments. If there shall occur any recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other distribution with respect to the shares of Common Stock, or other change in corporate structure affecting the Common Stock, the Board may, in the manner and to the extent that it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, cause an adjustment to be made in (i) the maximum number and kind of shares provided in Section 3.1 hereof, (ii) the performance targets or goals applicable to any outstanding Awards or (iii) any other terms of an Award that are affected by the event.

4.   Administration of the Plan

        The Plan shall be administered by the Board. Subject to the express limitations of the Plan, the Board shall have authority in its discretion to determine the Eligible Persons to whom, and the time or times at which, Awards may be granted, the number of shares subject to each Award, the time or times at which an Award will become vested, the performance criteria, business or performance goals or other conditions of an Award, and all other terms of the Award. The Board shall also have discretionary authority to interpret the Plan, to make all factual determinations under the Plan, and to make all other determinations necessary or advisable for Plan administration. The Board may prescribe, amend, and rescind rules and regulations relating to the Plan. All interpretations, determinations, and actions by the Board shall be final, conclusive, and binding upon all parties.

5.   Eligibility and Awards

        All Eligible Persons are eligible to be designated by the Board to receive an Award under the Plan. The Board has authority, in its sole discretion, to determine and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted and the number of shares subject to the Awards that are granted under the Plan. To the extent not documented in a separate agreement, each Award will be evidenced by an Award Agreement between the Corporation and the Participant that shall include such terms and conditions (consistent with the Plan) as the Board may determine; provided, however, that failure to issue an Award Agreement shall not invalidate an Award.

6.   Restricted Stock Awards

        6.1. Grant of Restricted Stock Awards. A Restricted Stock Award to a Participant represents shares of Common Stock that are issued subject to such restrictions on transfer and other incidents of ownership and such forfeiture conditions as the Board may determine ("Restricted Shares"). In connection with issuance of any Restricted Shares, the Board may (but shall not be obligated to) require the payment of a specified purchase price (which price may be less than Fair Market Value).

6.2. Vesting Requirements. The restrictions imposed on Restricted Shares issued under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Board in the Award Agreement, any other agreement covering the Restricted Stock Award or the Board resolution authorizing the Restricted Stock award.

6.3. Restrictions. Restricted Shares may not be transferred or assigned (except by will or by the laws of descent and distribution), or subject to any encumbrance, pledge or charge until all applicable restrictions are removed or have expired, unless otherwise allowed by the Board. The Board may require the Participant to enter into an escrow agreement providing that the certificates representing the Restricted Shares will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

6.4. Rights as a Stockholder. Subject to the foregoing provisions of this Section 6, the Participant will have all rights of a stockholder with respect to Restricted Shares held by him, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

7.   General Provisions

7.1. Securities Laws. No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any stock exchanges upon which the Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares pursuant to an Award, the Corporation may require the Participant to take any reasonable action to meet such requirements. The Board may impose such conditions on any shares of
Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act of 1933, as amended, under the requirements of any stock exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares.

7.2. Tax Withholding. The Participant shall be responsible for payment of any taxes or similar charges required by law to be withheld from an Award or an amount paid in satisfaction of an Award, which shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Award Agreement shall specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award.

7.3. Plan Binding on Transferees. The Plan shall be binding upon the Corporation, its transferees and assigns, and the Participant, his executor, administrator and permitted transferees and beneficiaries.

7.4. Construction and Interpretation. Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Sections and paragraphs hereof are inserted for convenience and reference and constitute no part of the Plan.

7.5. Severability. If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

7.6. Governing Law. The validity and construction of this Plan and of the Award Agreements shall be governed by the laws of the State of Nevada.

8.   Effective Date, Termination and Amendment

8.1. Effective Date. The Plan shall become effective on the date of its adoption by the Board.

8.2. Termination. The Plan shall terminate on the date immediately preceding the tenth anniversary of the date the Plan is adopted by the Board. The Board may, in its sole discretion and at any earlier date, terminate the Plan. Notwithstanding the foregoing, no termination of the Plan shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

8.3. Amendment. The Board may at any time and from time to time and in any respect, amend or modify the Plan. No amendment or modification of the Plan shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

EX-5.1

[LETTERHEAD OF MICHAEL J. MORRISON, ESQ.]

May 2, 2006

Elgrande International, Inc.
1450 Kootenay Street
Vancouver, B.C.
V5K4R1 Canada

Gentlemen:

In connection with the Registration Statement on Form S-8 (the "Registration Statement") of Elgrande International, Inc., a Nevada corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") in accordance with the Securities Act of 1933, as amended (the "Act"), and the rules and regulations under the Act (the "Rules"), we have been requested by the Company to furnish our opinion as to the legality of up to 18,000,000 shares of Common Stock, par value $.001 per share, of the Company (the "Shares") registered under the Registration Statement reserved for issuance under the Company's 2006 Stock Option Plan (the "Plan").

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the following documents (collectively, the "Documents"): (i) the Registration Statement on Form S-8, (ii) the Articles of Incorporation of the Company, as amended on or before today's date, (iii) the By-Laws of the Company, as amended on or before today's date, (iv) the Plan and (v) those corporate records, agreements and other instruments of the Company, and all other certificates, agreements and documents, that we have considered relevant and necessary as a basis for the opinion expressed in this letter.

In our examination of the Documents, we have assumed, without independent investigation, the genuineness of all signatures, the enforceability of the Documents against each party to them, the legal capacity of all individuals who have executed any of the Documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents and the authenticity of all these latter documents. As to certain matters of fact, we have relied on representations, statements or certificates of officers of the Company.

Based upon the above, and subject to the stated assumptions, we are of the opinion that, when issued in accordance with the terms of the Plan, the Shares will be duly authorized, validly issued, fully paid and non-assessable.

Our opinion is rendered only with respect to the laws of the State of Nevada and the rules, regulations and orders under them, which are currently in effect.

Very truly yours,

/S/ MICHAEL J. MORRISON

     MICHAEL J. MORRISON, ESQ.

EX-23.1

Board of Directors
Elgrande International, Inc.
Vancouver, B.C.

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use of our audit report dated August 29, 2005, on the financial statements of Elgrande International, Inc. as of May 31, 2005, for the filing with an attachment to the Form S-8.

/s/ Williams & Webster, P.S.
Williams & Webster, P.S.

Certified Public Accountants
Spokane, Washington

May 3, 2006